Certificate of Continuance

Canada Business Corporations Act

INTERNATIONAL ROYALTY CORPORATION	426836-9

Name of corporation	Corporation number
I hereby certify that the above-named corporation was continued under section 187 of the Canada Business Corporations Act, as set out in the attached articles of continuance.
Director	November 12, 2004 Date of Continuance

Industry Canada
Canada Business Corporations Act

FORM II

ARTICLES OF CONTINUANCE
(SECTION 187)

1 — Name of the Corporation	2 - Taxation Year End
	M		D
INTERNATIONAL ROYALTY CORPORATION	1	2	3	1
3 — The province or territory in Canada where the registered office is to be situated British Columbia

4. — The classes and the maximum number of shares that the corporation Is authorized to issue

The Corporation is authorized to issue an unlimited number of shares of 1 class designated as common shares.

5 — Restrictions, if any, on share transfers There are no restrictions on share transfers.
6 — Number (or minimum and maximum number) of directors A minimum of 3 and a maximum of 11 directors.
7 — Restrictions, if any, on business the corporation may carry on none
8 — (1) If change of name effected, previous name not applicable (2) Details of incorporation not applicable
9 — Other provisions, If any
A meeting of the shareholders of the Corporation may, in the Directors’ unfettered discretion, be held at any location in North America specified by the Directors in the Notice of such meeting.

Signature	Printed Name Gordon J. Fretwell	10 — Capacity of Director	11 — Tel. No. 604-689-1280

FOR DEPARTMENTAL USE ONLY